September 5, 2014

Via: EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Mr. H. Roger Schwall and Ms. Angie Kim
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated August 15, 2014, regarding
Alberta Star Development Corp.
Form 20-F for the Fiscal Year Ended November 30, 2013
Filed March 31, 2014
Form 6-K
Filed June 30, 2014
File No. 0-31172

Ladies and Gentlemen:

Alberta Star Development Corp. (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the August 15, 2014 comment letter regarding the above-referenced annual report on Form 20-F for the fiscal year ended November 30, 2014, as filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 31, 2014 and the report on Form 6-K as filed by the Company on June 30, 2014.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 6-K

Staff Comment No. 1

You disclose that you received shareholder approval of your proposed change in business and the “[t]he Company is currently reviewing investments that conform with its investment policy and proposes to invest a further $1,000,000 in order to satisfy the listing requirements of the TSXV…” Given that you are conditionally approved as an investment company under the TSXV, please clarify whether you intend to register as an investment company under the Investment Company Act of 1940. If you do not intend to register under the Investment Company Act, please provide us with a detailed analysis of the exemption you intend to rely on. Please note we may refer your response to the Division of Investment Management for further review.

Company Response:

The Company notes that while the Company has received conditional approval from the TSX Venture Exchange (“TSXV”) to become a Tier 2 Investment Issuer (“Investment Issuer”), under the rules of the

Securities and Exchange Commission
September 5, 2014

TSXV, and the Company’s shareholders have recently approved that change in business, the Company has not made the change from a mineral exploration company to an Investment Issuer to date.  Authority to proceed with the change in business from a mineral exploration company to an Investment Issuer is a board of directors’ decision following the approval of the shareholders.
While the Company has been reviewing its options to meet the criteria of the TSXV to make the change in its business to an Investment Issuer, including reviewing and making investments under its proposed investment policy, the Company has not yet made purchases of investment securities in sufficient quantity to meet those requirements and the Company currently has investment securities valued at well under 40% of its current total assets.

Having considered the switch from a mineral exploration company to an Investment Issuer and the likely regulatory impact on the Company, the Company’s board of directors has determined not to make the change in business to become an Investment Issuer.  The Company intends to continue its current business as a mineral exploration company, with its primary assets being mineral exploration properties.  The Company will continue to describe its business as mineral exploration and will not be holding itself out as an investment company, as that term is defined in Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) or increasing its investment securities to 40% or more of its current total assets.

Therefore, the Company does not anticipate registering as an investment company under the 1940 Act as the Company does not meet the definition of an investment company as defined in Section 3(a)(1) of the 1940 Act.

The Company affirms the aforementioned statements and responses.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including the Registration Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604-689-1749.

Sincerely,
Alberta Star Development Corp.

/s/ Stuart Rogers

Stuart Rogers
Chief Executive Officer